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                                                                    Exhibit F-1

                           Joyce Koria Hayes, Esquire
                                 7 Graham Court
                                Newark, DE 19711
                                  302-266-9211
                                302-266-9212(fax)

                                                                 April 16, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                       Re:  Conectiv
                            SEC File Number 70-9155

Ladies and Gentlemen:

            I have acted as counsel for Conectiv, a Delaware corporation, in connection with its Form U-1 Application/Declaration (File No. 70-9155), as amended ("Declaration"), filed with the Securities and Exchange Commission ("Commission") with respect to the proposed transactions described therein ("Proposed Transactions"). In the Declaration, authority is requested for Conectiv to implement a stockholder rights plan ("Plan") and to enter into a related Rights Agreement ("Agreement") with Conectiv Resource Partners, Inc., ("Partners") a Delaware Corporation and an authorized mutual service company under the Public Utility Holding Company Act of 1935 (the "Act"), as agent.

            As discussed more completely in the Declaration and the Plan filed as an exhibit to the Declaration, pursuant to the Plan, the Board of Directors of Conectiv would declare a dividend distribution of one Company Common Right ("Company Common Right") for each outstanding share of Conectiv Common Stock, $.01 par value per share ("Company Common Stock") and one Class A Common Right (("Class A Common Right") (The Company Common Rights and the Class A
Common Rights are hereinafter referred to as "Rights.")) for each outstanding share of Conectiv Class A Common Stock $.01 par value per share ("Class A Common Stock") to stockholders of record at the close of business on a specified record date. In addition, each holder of a share of Common Stock or Class A

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Common Stock, as the case may be, issued after the record date would similarly be entitled to receive one Company Common or Class A Common Right, as the case may be, for each such share. Each Company Common Right issued to a registered holder of Company Common Stock would, after the Rights become exercisable, entitle such holder to purchase from Conectiv one one-hundredth of one share of Series 1 Junior Participating Preferred Stock (the "Series 1 Preferred Stock") at a price per share to be determined by the Conectiv Board of Directors, and each Class A Common Right issued to a registered holder of Class A Common Stock would, after the Rights become exercisable, entitle such holder to purchase from Conectiv one one-hundredth of one share of Series 2 Junior Participating Preferred Stock (the "Series 2 Preferred Stock") at prices per share to be determined by the Conectiv Board of Directors.

            In connection with this opinion, I have examined originals or copies, certified or otherwise identified to my satisfaction, of such records of Conectiv and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions set forth herein. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions I have, when relevant facts were not independently established, relied upon statements contained in the Declaration. I have also relied, with respect to paragraphs 2, 3 and 4 of the opinions on the opinion of Potter Anderson & Corroon LLP, counsel to the Conectiv Board of Directors with respect to this matter; with respect to paragraph 1, on the opinions of Peter F. Clark, General Counsel of Conectiv as to matters of Virginia and Delaware law and Joanne M. Scanlon, attorney employed by Delmarva Power and Light Co., as to matters of New Jersey law; and with respect to paragraph 5 on the opinion of Mr. Clark.

         The opinions expressed below in respect of the Proposed Transactions are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

            (a) The Rights Agreement, the dividend distribution of the Rights, the establishment of the Series 1 and Series 2 Preferred Stock, the authorization and issuance of the Series 1 or Series 2 Preferred Stock, and the other aspects of the Proposed Transactions shall have been duly authorized and approved by the Board of Directors of Conectiv and the Certificates of Designation for the Series 1 and Series 2 Preferred Stock shall have been duly and validly executed, delivered and filed with the Secretary of State of the State of Delaware.

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            (b) The Rights Agreement shall have been duly authorized, executed and delivered by the parties thereto.

            (c) The Commission shall have duly entered an appropriate order or orders with respect to the Proposed Transactions as described in the Declaration granting and permitting the Declaration to become effective under the Act, as amended, and the rules and regulations thereunder.

            (d) All legal matters incident to consummation of the Proposed Transactions shall be satisfactory to me.

            (e) The opinions in paragraphs 3 and 4 relating to rights and privileges are subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, fraudulent transfer and similar laws relating to or affecting creditors' rights generally and (ii) principles of equity, including without limitation concepts of materiality, good faith, fair dealing and reasonableness.

            Based on the foregoing, and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the Proposed Transactions are consummated in accordance with the Declaration:

            1. All state laws applicable to the Proposed Transactions will have been complied with; however, I express no opinion as to the need to comply with state blue sky laws.

            2. Conectiv is validly organized and duly existing.

            3. Upon issuance on the effective date of the Rights dividend, the Rights will have been validly issued and the holders of the Rights will be entitled to the rights and privileges appertaining thereto set forth in the Rights Agreement.

            4. The shares of Series 1 or Series 2 Preferred Stock, when established by the filing of the Certificates of Designation with respect to the Series 1 and Series 2 Preferred Stock, respectively, and when issued pursuant to the Plan, will be validly issued, fully paid and nonassessable, and the holders of such shares will be entitled to the rights and privileges appertaining thereto set forth in the Certificate of Incorporation of Conectiv as amended by the Certificates of Designation.

            5. The consummation of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by Conectiv or any associate company thereof.

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            I hereby consent to the use of this opinion in connection with the
Declaration.

                                                       Very truly yours,


                                                       Joyce Koria Hayes